Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

July 6, 2007

MEMBER Q&A REGARDING VOTING PROCEDURES

The following are some frequently asked questions regarding voting in connection with the upcoming July 9, 2007 special meetings of stockholders and members. We urge you to VOTE NOW. Every vote is important. We cannot complete the pending merger with the CME unless we receive a vote “FOR” the merger from a majority of the outstanding Class A shares and Series B-1 and B-2 memberships. The failure to vote is the same as a vote AGAINST the merger.

Q:	Do I have to vote twice?

A:	Yes. You need to vote your Class A shares and your Series B-1 or B-2 memberships separately. We have previously sent to you:

•	a WHITE PROXY CARD to vote your Class A shares; and

•	a separate BLUE PROXY CARD to vote your Series B-1 and B-2 memberships.

Q:	How do I vote my Class A shares online or by phone?

A:	It depends on whether you are the record holder of your shares (that is, they are registered in your name at Computershare) or you hold your shares in “street name.”

➢	For Record Holders — To vote Class A shares that are registered in your name at Computershare:

•	go to http://proxy.georgeson.com — or

•	call 1-800-732-4052

You will need the control number from your WHITE PROXY CARD that we sent to you (the WHITE PROXY CARD that we sent to you has the CBOT Holdings logo on it).

➢	For Street Name Holders — To vote Class A shares that are held in street name (that is, anywhere but Computershare), you need to follow the instructions you received from your broker, bank or other record holder. Most “street name” holders can vote by:

•	going to www.proxyvote.com — or

•	calling 1-800-454-8683

You may need a control number from the proxy materials that your broker, bank or other record holder sent to you.

July 6, 2007

Q:	How do I vote my Series B-1 and B-2 memberships online or by phone?

A:	To vote your Series B-1 and B-2 memberships online or by phone:

•	go to http://proxy.georgeson.com – or

•	call 1-800-786-8302

You will need the control number from your BLUE PROXY CARD.

Q:	If my shares are held in street name, may I vote them in person at the July 9, 2007 special meeting of stockholders?

A:	You may NOT vote shares that are held in street name in person at the July 9, 2007 special meeting unless prior to the meeting you contact your broker, bank or other record holder and obtain a separate document, referred to as a “legal proxy,” which you will need to bring with you to the meeting. The materials you previously received from your broker, bank or other record holder are not a legal proxy.

If you hold shares in street name and wish to vote at the meeting, you should contact your broker, bank or other record holder now to ensure you receive the documents required to vote at the meeting in time.

Q:	What is the deadline for voting online or by phone?

A:	The deadline for voting online or by phone is 11:59 pm, Eastern Time, on Sunday, July 8, 2007.

However, we strongly urge you to VOTE TODAY! Please DO NOT WAIT until the deadline to vote online or by phone. You will need a control number to vote online or by phone, and if yours has been misplaced, you may have trouble verifying the control number over the weekend.

The deadline for voting online or by phone applies to voting:

•	Series B-1 and B-2 memberships;

•	Class A shares held of record; and

•	Class A shares held in street name.

The previous deadline of 5:00 pm that is listed on the blue and white proxy cards has been extended to 11:59 pm, Eastern Time, on Sunday night.

Q:	What if I have additional questions regarding how to vote?

A:	If you have additional questions regarding how to vote your shares or membership, please contact Paul J. Draths, Vice President and Secretary, at 312-435-3605.

July 6, 2007

The Board of Directors of CBOT Holdings unanimously recommends that stockholders vote “FOR” the adoption of the agreement and plan of merger, and the Board of Directors of CBOT unanimously recommends that CBOT members vote “FOR” the matters related to the merger as described in the joint proxy statement / prospectus and the supplement.

Forward-Looking Statements

Certain statements in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue”. These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements. Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation. The factors that may affect our performance may be found in the joint proxy statement/prospectus, as supplemented, described below and the Annual Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and Exchange Commission (“SEC”). These filings can be obtained at the SEC’s website at www.sec.gov. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, as supplemented, regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS SUPPLEMENTED, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus and the supplement thereto, as well as the other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the supplement thereto can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT and its respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.